SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

In the Matter of
                                               CERTIFICATE
AMEREN CORPORATION
                                                    OF
File No. 70-9133
                                               NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------


         This Certificate of Notification is filed by Ameren Corporation ("Ameren"), a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.

1)       Ameren common stock - New Issue:   None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans: Ameren purchased on the open market for distribution, 320,501 shares under its dividend reinvestment plan and 137,623 shares under its employee benefit plans.

         As it applies to the Long Term Incentive Plan, the following numbers are Ameren shares granted to participants since the Plan's inception:

     1998          2nd Quarter       700,600           Non-Qualified Options
     1999          1st Quarter       768,100           Non-Qualified Options
     2000          1st Quarter       957,100           Non-Qualified Options
     2001          1st Quarter       141,788           Restricted Stock

3)       Guarantee issued
         No performance guarantees.
         The following financial guarantees were issued during the 1st quarter of 2001.


Name of Parent    Name of Subsidiary                   Amount              Terms                 Purpose
--------------    ------------------                   ------              -----                 -------
Ameren Corp.      Ameren Energy Marketing Co.          $    500,000        through 12/31/02      Credit Support
Ameren Corp.      Ameren Energy Fuels and              $  1,000,000        through 12/31/01      Credit Support
                  Services Company
Ameren Corp.      Ameren Energy Marketing Co.          $  3,500,000        through 12/31/01      Credit Support
                  & Ameren Energy Fuels and
                  Services Company
Ameren Corp.      Ameren Energy Fuels and              $  1,000,000        through 12/31/01      Credit Support
                  Services Company
Ameren Corp.      Ameren Energy Marketing Co.          $  1,000,000        through 12/31/01      Credit Support
Ameren Corp.      Ameren Energy Fuels and              $    500,000        through 12/31/01      Credit Support
                  Services Company
Ameren Corp.      Ameren Energy Fuels and              $    250,000        through 12/31/01      Credit Support
                  Services Company
Ameren Corp.      Ameren Energy Marketing Co.          $  2,000,000        through 12/31/01      Credit Support


4)    Short-term debt issued by Ameren during the 1st quarter of 2001:

A. Commercial paper issued through Chase Securities and/or Banc of America Securities during the quarter, ranging from $167.4 million to $248.6 million, at an average interest rate of 5.9%.

B. A series of overnight loans from Banca Nazionale del Lavoro during the quarter, ranging from $.8 to $3.1 million, at interest rates ranging from 6.08% to 6.35%.

      Maximum indebtedness at any one time: $248.6 million on March 31, 2001.


5)    Financings consummated by any Utility Subsidiary not exempt under Rule 52:

        Union Electric Company:
        Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons, ranging from a low of $4.0 million to a high of $74.4 million, at an average interest rate of 5.8%.


6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52:
              None.


7)       Forms U-6B-2 filed with the Commission:
         Quarterly report filed.


8)       Balance Sheets:
         The consolidated and stand-alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)       Registration Statements:
         None.


                                    SIGNATURE

                    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                           Ameren Corporation



                                   By  /s/ Steven R. Sullivan
                                 --------------------------------
                                           Steven R. Sullivan
                                     Vice President, General Counsel
                                             and Secretary

May 30, 2001

                                                                                                                         Exhibit A
                                                                                                                        Page 1 of 3

                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                                  March 31,             December 31,
ASSETS                                                                              2001                    2000
------                                                                          --------------          --------------
Property and plant, at original cost:
   Electric                                                                    $ 12,748,230            $ 12,684,366
   Gas                                                                              513,352                 509,746
   Other                                                                            101,060                  97,214
                                                                                --------------          --------------
                                                                                 13,362,642              13,291,326
   Less accumulated depreciation and amortization                                 6,289,711               6,204,367
                                                                                --------------          --------------
                                                                                  7,072,931               7,086,959
Construction work in progress:
   Nuclear fuel in process                                                          125,554                 117,789
   Other                                                                            618,334                 500,924
                                                                                --------------          --------------
         Total property and plant, net                                            7,816,819               7,705,672
                                                                                --------------          --------------
Investments and other assets:
   Investments                                                                       40,752                  40,235
   Nuclear decommissioning trust fund                                               179,690                 190,625
   Other                                                                            101,386                  97,630
                                                                                --------------          --------------
         Total investments and other assets                                         321,828                 328,490
                                                                                --------------          --------------
Current assets:
   Cash and cash equivalents                                                         91,469                 125,968
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,562 and $8,028, respectively)                               422,352                 474,425
   Other accounts and notes receivable                                               23,016                  56,529
   Materials and supplies, at average cost -
      Fossil fuel                                                                    87,152                 107,572
      Other                                                                         117,207                 119,478
   Other current assets                                                              30,888                  37,210
                                                                                --------------          --------------
         Total current assets                                                       772,084                 921,182
                                                                                --------------          --------------
Regulatory assets:
   Deferred income taxes                                                            600,234                 600,100
   Other                                                                            155,850                 158,986
                                                                                --------------          --------------
         Total regulatory assets                                                    756,084                 759,086
                                                                                --------------          --------------
Total Assets                                                                   $  9,666,815            $  9,714,430
                                                                                ==============          ==============

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000 shares authorized -
     137,215,462 shares outstanding                                            $      1,372            $      1,372
   Other paid-in capital, principally premium on
     common stock                                                                 1,581,196               1,581,339
   Retained earnings                                                              1,585,667               1,613,960
   Accumulated other comprehensive income                                            (3,998)                  -
   Other                                                                             (5,514)                  -
                                                                                --------------          --------------

       Total common stockholders' equity                                          3,158,723               3,196,671
   Preferred stock not subject to mandatory redemption                              235,197                 235,197
   Long-term debt                                                                 2,748,781               2,745,068
                                                                                --------------          --------------
         Total capitalization                                                     6,142,701               6,176,936
                                                                                --------------          --------------
Minority interest in consolidated subsidiaries                                        3,534                   3,940
Current liabilities:
   Current maturity of long-term debt                                                44,444                  44,444
   Short-term debt                                                                  273,818                 203,260
   Accounts and wages payable                                                       251,338                 462,924
   Accumulated deferred income taxes                                                 39,724                  49,829
   Taxes accrued                                                                    201,623                 124,706
   Other                                                                            336,299                 300,798
                                                                                --------------          --------------
         Total current liabilities                                                1,147,246               1,185,961
                                                                                --------------          --------------
Accumulated deferred income taxes                                                 1,542,815               1,540,536
Accumulated deferred investment tax credits                                         161,894                 164,120
Regulatory liability                                                                182,276                 183,541
Other deferred credits and liabilities                                              486,349                 459,396
                                                                                --------------          --------------
Total Capital and Liabilities                                                  $  9,666,815            $  9,714,430
                                                                                ==============          ==============


                                                                                                                         Exhibit A
                                                                                                                        Page 2 of 3




                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)


                                                                                  March 31,             December 31,
ASSETS                                                                              2001                    2000
------                                                                          --------------         --------------
Property and plant, at original cost:
   Electric                                                                    $  1,200,808           $   1,195,418
   Gas                                                                              274,500                 273,573
                                                                                --------------         --------------
                                                                                  1,475,308               1,468,991
   Less accumulated depreciation and amortization                                   663,943                 654,897
                                                                                --------------         --------------
                                                                                    811,365                 814,094
Construction work in progress                                                         6,650                   6,558
                                                                                --------------         --------------
         Total property and plant, net                                              818,015                 820,652
                                                                                --------------         --------------
Investments and other assets:
   Intercompany notes receivable                                                    511,701                 511,701
   Intercompany tax receivable                                                      191,318                 194,975
   Other assets                                                                      17,356                  17,085
                                                                                --------------         --------------
         Total investments and other assets                                         720,375                 723,761
Current assets:
   Cash and cash equivalents                                                         32,926                  29,801
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,732 and $1,777, respectively)                               166,861                 160,996
   Other accounts and notes receivable                                               26,315                  25,035
   Intercompany notes receivable                                                     39,925                  39,925
   Intercompany tax receivable                                                       15,515                  15,809
   Materials and supplies, at average cost -
      Fossil fuel                                                                     9,204                  22,560
      Other                                                                           9,842                   9,821
   Other                                                                              5,986                   6,240
                                                                                --------------         --------------
         Total current assets                                                       306,574                 310,187
                                                                                --------------         --------------
   Regulatory assets                                                                 12,362                  12,541
                                                                                --------------         --------------
Total Assets                                                                   $  1,857,326           $   1,867,141
                                                                                ==============         ==============

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                                             $    120,033           $    120,033
   Retained earnings                                                                445,459                435,211
                                                                                --------------         -------------
         Total common stockholder's equity                                          565,492                555,244
   Preferred stock not subject to mandatory redemption                               80,000                 80,000
   Long-term debt                                                                   458,204                463,174
                                                                                --------------         -------------
        Total capitalization                                                      1,103,696              1,098,418
                                                                                --------------         -------------
Current liabilities:
   Current maturity of long-term debt                                                30,000                 30,000
   Intercompany notes payable                                                       203,075                223,320
   Accounts and wages payable                                                        97,010                106,739
   Accumulated deferred income taxes                                                 19,657                 19,639
   Taxes accrued                                                                     23,152                 13,899
   Other                                                                             42,698                 33,448
                                                                                --------------         -------------
         Total current liabilities                                                  415,592                427,045
                                                                                --------------         -------------
Accumulated deferred income taxes                                                   268,114                273,505
Accumulated deferred investment tax credits                                          12,700                 12,965
Regulatory liability                                                                 34,798                 34,898
Other deferred credits and liabilities                                               22,426                 20,310
                                                                                --------------         -------------
Total Capital and Liabilities                                                  $  1,857,326           $  1,867,141
                                                                                ==============         =============


                                                                                                                         Exhibit A
                                                                                                                        Page 3 of 3




                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                      (Thousands of Dollars, Except Shares)



                                                                                  March 31,             December 31,
ASSETS                                                                              2001                    2000
------                                                                          --------------         -------------
Property and plant, at original cost:
   Electric                                                                    $  9,487,985           $  9,449,275
   Gas                                                                              238,817                236,139
   Other                                                                             37,062                 37,140
                                                                                --------------         -------------
                                                                                   9,763,864             9,722,554
   Less accumulated depreciation and amortization                                  4,630,401             4,571,292
                                                                                --------------         -------------
                                                                                   5,133,463             5,151,262
Construction work in progress:
   Nuclear fuel in process                                                           125,554               117,789
   Other                                                                             145,948               111,527
                                                                                --------------         -------------
         Total property and plant, net                                             5,404,965             5,380,578
                                                                                --------------         -------------
Investments and other assets:
   Nuclear decommissioning trust fund                                                179,690               190,625
   Other                                                                              84,501                65,811
                                                                                --------------         -------------
         Total investments and other assets                                          264,191               256,436
                                                                                --------------         -------------
Current assets:
   Cash and cash equivalents                                                          25,287                19,960
   Accounts receivable - trade (less allowance for doubtful
         accounts of $5,830 and $6,251 respectively)                                 252,689               277,947
   Other accounts and notes receivable                                                44,428                28,216
   Intercompany notes receivable                                                     238,020               255,570
   Materials and supplies, at average cost -
      Fossil fuel                                                                     42,680                52,155
      Other                                                                           82,536                82,161
   Other                                                                              15,740                16,757
                                                                                --------------         -------------
         Total current assets                                                        701,380               732,766
                                                                                --------------         -------------
Regulatory assets:
   Deferred income taxes                                                              600,238              599,973
   Other                                                                              143,113              146,373
                                                                                --------------         -------------
         Total regulatory assets                                                      743,351              746,346
                                                                                --------------         -------------
Total Assets                                                                   $    7,113,887         $  7,116,126
                                                                                ==============         =============

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                                            $      510,619         $    510,619
   Other paid-in capital, principally premium on
     common stock                                                                     701,896              701,896
   Retained earnings                                                                1,340,202            1,358,137
   Accumulated other comprehensive income                                              (2,085)                -
                                                                                --------------         -------------
         Total common stockholder's equity                                          2,550,632            2,570,652
   Preferred stock not subject to mandatory redemption                                155,197              155,197
   Long-term debt                                                                   1,769,072            1,760,439
                                                                                --------------         -------------
         Total capitalization                                                       4,474,901            4,486,288
                                                                                --------------         -------------
Current liabilities:
   Accounts and wages payable                                                        224,388               293,511
   Accumulated deferred income taxes                                                  21,465                30,325
   Taxes accrued                                                                     142,030                86,125
   Other                                                                             213,243               196,127
                                                                                --------------         -------------
         Total current liabilities                                                   601,126               606,088
                                                                                --------------         -------------
Accumulated deferred income taxes                                                  1,318,397             1,315,109
Accumulated deferred investment tax credits                                          131,322               132,922
Regulatory liability                                                                 147,478               148,643
Other deferred credits and liabilities                                               440,663               427,076
                                                                                --------------        --------------
Total Capital and Liabilities                                                  $   7,113,887            $7,116,126
                                                                                ==============        ==============
